

TALISMAN ENERGY AWARDED OFFSHORE INDONESIAN EXPLORATION BLOCK

CALGARY, Alberta – March 5, 2007 – Talisman Energy Inc. has announced that its wholly-owned subsidiary, Talisman (South Makassar) Ltd., has been awarded the highly prospective Sageri License Block. The Indonesian government regulatory body, BPMIGAS, announced the bid winners of 20 regular tender blocks on March 2, 2007. The bid round was opened in August and closed on December 26, 2006. According to BPMIGAS, 22 bids were submitted on 12 blocks representing a total exploration investment of over US$400 million in the first three years.

The Sageri Block covers an area of 3,878 square kilometres, or almost 960,000 acres, and is situated in water depths of 2,000 meters. It was one of five blocks offered in the frontier geological province referred to as the South Makassar Basin. Last year's license round was the first time acreage in the South Makassar Basin had been offered. Two of the five license blocks were awarded.

"This is the first operated offshore exploration Production Sharing Contract awarded to Talisman in the last decade and is a milestone for us in Indonesia" said Dr. Jim Buckee, President and Chief Executive Officer. "We believe that the South Makassar Basin has all the attributes of a characteristically prolific Sundaland basin. In our view, the Sageri Block has significant prospective resources, a diversity of play types and indications of a working petroleum system. It is an exciting development for the Company."

Talisman bid a three-year work program that included 5,000 kilometres of 2-D seismic, the drilling of one exploration well and signature bonus of US$1,000,000. The Company bid solely with a 100% working interest but will evaluate taking a joint venture participant prior to drilling.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
      & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

08-07

Resources

Talisman uses the term prospective resources consistent with the definition set out by the Society of Petroleum Engineers / World Petroleum Congress ("SPE/WPC"). There is essentially no material difference between the SPE/WPC definition for prospective resources and the definition set out in the Canadian Oil and Gas Handbook.

Prospective resources are those quantities of oil and/or gas which are estimated, on a given date, to be potentially recoverable from undiscovered accumulations. There is no certainty that prospective resources will be discovered.